Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Yae! Organics, Inc.
12655 W Jefferson Blvd
Los Angeles, CA 90066
https://yaeorganics.com/

Up to $534,999.24 in Common Stock at $1.24
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Yae! Organics, Inc.
Address: 12655 W Jefferson Blvd, Los Angeles, CA 90066
State of Incorporation: CA
Date Incorporated: February 21, 2019

Terms:

Equity

Offering Minimum: $9,999.36 | 8,064 shares of Common Stock
Offering Maximum: $534,999.24 | 431,451 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.24
Minimum Investment Amount (per investor): $499.72

<u>Time-Based Perks</u>

Friends and Family Early Bird Bonus

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based Perks

$1,000 | Tier 1

Invest $1,000 and receive 5% LIFETIME discount + 3% bonus shares.

$2,500 | Tier 2

Invest $2,500 and receive 5% LIFETIME discount + 5% bonus shares + All-Out custom juice powder kit.

$5,000 | Tier 3

Invest $5,000 and receive 10% LIFETIME discount + 7% bonus shares + All-Out custom juice powder kit.

$10,000 | Tier 4

Invest $10,000 and receive 15% LIFETIME discount on products + 10% bonus shares +

Yae! Everyday Family Box.

$20,000 | Tier 5

Invest $25,000 and receive 15% bonus shares + one-on-one call with the Founding Team + Yae! Everyday Family Box.

The 10% StartEngine Owners' Bonus*

Yae! Organics, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.24 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $124.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

***Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

The Company and its Business

Company Overview

Yae! Organics is a smart food company that sources, formulates, and packages juice powders and snacks. We provide functional supplements, snacks, and electronics to health-focused individuals that live an on-the-go lifestyle. Our products are produced using spray and freeze dry technologies which capture, and preserves the nutrients, of fresh juice. We in turn offer these powders as raw juice powders, lemonade powders, and snack bars. Our products save time, money, and reduce waste.We're dedicated to making healthy juicing as easy and accessible as possible, inside out, without any compromises on quality.

Yae! Organics originally began as a product under the company, Foy Foods Inc., which was set up by Lorenzo Holley originally as a diverse international food distributor & sales agency. Primarily to offer consumers healthy alternatives by distributing competitively priced, plant based brands, in urban areas. Through Foy Foods Lorenzo

established relationships with major farmers, growers, manufacturers, distributors, and licensees. Foy Foods has since dissolved. As of February 2019, Yae! Organics operates as its own distinct entity, as a California corporation.

Competitors and Industry

Yae! Organics smart food products are part of the growing Nutraceuticals Market, which is currently valued at $722.49 Billon.

Our top competitors are Kencko, Enof, Kos Naturals, Quest Nutrition, and Squeezed Dried. Quest Nutrition alone is valued a $1 Billion respectfully. There are several companies that manufacture dry powders but many of them use fillers and synthetics which compromise quality for profits.

All of our products are Organic, non-GMO, 100% plant-based, and macronutrient dense. In addition, they're void of artificial additives, colors, or preservatives.

We go the extra mile, sacrificing profits, to produce pure premium ingredients with an emphasis on efficacy, safety, and nutrition. According to a 2019 survey by the International Food Information Council Foundation, 45% of consumers read ingredients, and 69% read the Nutrition Facts label. That's our competitive edge. Compared with our competitors we have recognizable plant-based ingredients, fewer ingredients, higher nutritional value, at a more affordable market price. Also, our unique blends have proprietary value. We're part of the health-conscious movement and to our consumers, Fuss-Free Juicing is a lifestyle!

Current Stage and Roadmap

From the beginning, our mission has been to make juicing, and nutrition, convenient without compromising quality. Today we have sold over 15,000 products, which we believe, validates our value proposition. We started with pure juice powders, expanded into unique powder blends, and now we're launching our Superfood Energy Snack Bars. We believe our entry into the snack category will increase our revenues, distribution, and customer retention. Our team has expanded in order to execute our manufacturing, marketing, and distribution milestones. Last year we spent $26,119.58 in digiting marketing and generated nearly $250,000 in revenue. Our average customer acquisition cost (CAC) is $8.57. Post raise we're planning to increase our Advertising spend 20X.

The Team

Officers and Directors

Name: Lorenzo Holley

Lorenzo Holley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder; CEO; Director
  Dates of Service: February 21, 2019 - Present
  Responsibilities: Responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations. Lorenzo takes a monthly salary of $2000.

Other business experience in the past three years:

- **Employer:** Nibor Resources
  Title: Founder
  Dates of Service: October 23, 2017 - Present
  Responsibilities: Helped found company, but is not active in operations.

Other business experience in the past three years:

- **Employer:** Know Box Ventures
  Title: Principal
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Developing concepts into products. Supporting inventors with product management, patent monetization, and IP monetization

Other business experience in the past three years:

- **Employer:** Reagal Films LLC
  Title: ADD
  Dates of Service: April 01, 2008 - Present
  Responsibilities: Negotiating and licensing film content to domestic & international licensees and distributors. Increased annual gross sales by 40% annually. Implementing strategic goals for marketing campaigns. Leading a team of 10 creative and technical staff. Also successfully expanding the marketing reach of older content into emerging digital platforms. Lorenzo is a co-founder but is not actively working here. He still receives royalties from the films he produced.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding

whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our customers and the issuer companies that utilize our platform. Further, any significant disruption in service on yaeorganics.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GoDaddy could harm our reputation and materially negatively impact our financial condition and business.

The SEC requires the Company to identify risks that are specific to its business and its financial condition.
The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Intellectual Property
Our Branding and Packaging Design Style, formulations, and other intellectual

property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. We believe our branding, and formulations, are unique; however a competitor could incorporate elements of our intellectual property into their brands and products.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action.

Issuing more equity could require bringing on additional investors.
Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Competition
There are several potential competitors who are better positioned than we are to take the majority of the market. The Health Food and wellness industries are well-developed and highly competitive. There are several large and established manufacturers with the food science talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a license from us, then the value of your investment would be greatly diminished.

Projections
Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could

materially and adversely impact the value of your investment.

Liquidity

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired, or partner, with an existing player in the supplement, snack, and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not guaranteed.

Dividends

We do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to reinvest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful partnership or sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the nutraceutical categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lorenzo Holley	3,500,000	Common Stock	55.0
Robin Holley	2,550,000	Common Stock	40.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 431,451 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,378,112 outstanding.

Voting Rights

One share one vote.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more

shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $106,787.52
  Number of Securities Sold: 228,860
  Use of proceeds: General Business
  Date: June 30, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,050,000
  Use of proceeds: N/A
  Date: June 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

$76,483 (2019) and $248,700 (2020)

Our revenues increased $172,217 (225%). We attribute the 225% increase to our targeted marketing strategy and increased advertising spend: $3,423.40 (2019) and $26,119.58 (2020). We believe the 662% advertising spend increase our online conversion rate by (74%), online retention (24%), and total orders (127%). Based on our current Customer Acquisition Cost (CAC) we believe we'll increase revenues as we gradually increase our advertising budget. In 2020 we also established relationships with major retailers which we believe will precipitate long-term growth.

Cost of Goods Sold (COGS)

$11,845 (2019) and $165,560 (2020)

COGS increased 1297%. COGS are associated with the cost of Ingredients, Materials, Manufacturing, and Shipping of our products. We manufactured more products in 2020. Also amid COVID-19 supplier prices of ingredients, materials, and shipping increased dramatically. Due to an uncertain climate we stockpiled ingredients and supplies as a precautionary measure, which increased our COGS in the short term.

Gross Profits

$64,638 (2019) and $83,139 (2020)

2020 gross profit increased by $18,501 (22%). This improved performance was caused by an increase in higher sales volume in 2020.

Expenses

$7,727 (2019) and $85,447(2020)

Our operating expenses increased $77,720. The majority of the increase can be attributed to our Advertising and Marketing Spend which was $3,423 (2019) and $26,120 (2020). The 662% increase in advertising spend played a vital role in our top-line revenue. Additionally, our General and Administrative expenses increased

$55,023. General and Administrative Expenses include Consultant Contractors, Rent, Supplies, Taxes, Insurance, and Bank Fees.

Historical results and cash flows:

We believe the information covered above and contained in our financial statements is indicative of the company's performance. However, we believe we have growth opportunities.

We're expecting our Cost of Goods Sold (COGS) to increase as we attempt to expand distribution into major retail stores. We are currently seeking to raise to accelerate our growth. Our distribution network is pivotal to growth in our industry. We define "major retailers" as chain retailers or big box stores. These are stores with 300-10,000 locations across the US. These stores achieve economies of scale by focusing on large sales volumes. Examples of these stores in our industry would be WholeFoods, CVS, Target, Walmart, BJs, Sam's Club Costco, and or Walgreens. It's imperative that we establish cash reserves to facilitate Purchase Orders from Major Retailers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

In 2020 the company raised $106,787.52 in a Seed Round and secured $30,000 in working capital. They're currently seeking to raise $535,000. With the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, and to expand distribution. We anticipate the proceeds from this offering will enable the company to establish a presence at Industry tradeshows, frequented by major retailers. This is a pivotal element of our growth strategy.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the company will continue to generate revenue without funds from this campaign. However, funds from this campaign will allow us to scale exponentially. The funds from this raise are critical to our goal of scaling.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the company is financially healthy with approximately $80,000 (cash on hand), $30,000 (Receivables), $30,000 (Inventory), and $30,000 (Working Capital). However, the current accessible capital isn't sufficient for long-term growth. The funds from this campaign are necessary to the viability of the company. The company

plans to retain the current capital for operating expenses. With the net proceeds from this offering, the Company intends to implement its marketing, and sales, strategy essential for long-term viability.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe the company will continue to operate efficiently with the minimum raise. Our average burn rate is $7000. Operating expenses include administrative, sales, and marketing. We believe our current customer base is sufficient to remain operational over the next few years, with our current trajectory.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 6 years. This is based on a current monthly burn rate of $7000 for expenses related to Administration ($5000) and Marketing ($2000).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of right now, there are no other future sources of capital available to the Company. We believe we'll have access to additional lines of credit in the future, as our company grows. Also, we may conduct future capital raises to support our expansion.

Indebtedness

- **Creditor:** Shopify Working Capital
  Amount Owed: $14,132.00
  Interest Rate: 11.0%
  Maturity Date: May 14, 2023

- **Creditor:** Lorenzo and Robin Holley
  Amount Owed: $97,052.00
  Interest Rate: 0.0%
  These notes have no terms or agreements in place.

Related Party Transactions

- **Name of Entity:** Lorenzo Holley

Relationship to Company: Director
Nature / amount of interest in the transaction: Initial start up capital was issued as loans to the company. For the fiscal year ended December 31,2020 and 2019 note receivables amounted to $49,828 and $47,224 respectively.
Material Terms: No terms and agreements put in place.

- **Name of Entity:** Robin Holley
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Initial start up capital was issued as loans to the company. For the fiscal year ended December 31,2020 and 2019 note receivables amounted to $49,828 and $47,224 respectively.
  Material Terms: No terms and agreements put in place.

Valuation

Pre-Money Valuation: $7,908,858.88

Valuation Details:

Based on the following analysis and rationale, we believe our valuation is approximately $8,000,000 and are looking to raise $534,999.24. The primary justifications for our valuation include:

☒ Highly Experienced Execution Team with Deep Industry Expertise.

☒ In Our Opinion, We Have Achieved Significant Market Traction and Often Receive Referrals from Grassroots Customers.

☒ Positive Industry Tailwinds Evident by Growing Consumer Demand Coupled with Significant Investment from Sophisticated Venture Capitalists within the Industry.

☒ Wide Range of Unique Products, we believe, are Significantly Healthier and More Affordable than the Competition.

To provide more detail, our management team consists of 5 professionals with a combined 65 years of management, operations, finance, and food and beverage experience. We have assembled a dedicated team built around the collective goal of hyper-accelerating the growth of Yae! Organics. As a result, we believe we have achieved significant market traction and often receive referrals from our grassroots customer base. With over 4,211 orders fulfilled last year producing $248,700 in revenue with a monthly growth rate of 55% for Jan 2021-March 2021 . Our growth has been highly organic as we have only spent $14,300 on marketing. We believe this is because our products are highly superior compared to our competitors as we use 100% organic, natural, vitamin-rich, and unprocessed ingredients in all our products. In addition, we have observed substantial Venture Capital funding and M&A activity for companies with similar product lines which we believe is due to the increasing demand from health-conscious consumers, which we believe results in a valuation

premium for companies with our capabilities and offerings.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  The minimum funds raised would be used to acquire new customers via our Digital marketing campaigns.

If we raise the over allotment amount of $534,999.24, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  56.0%
  We've established a Customer Acquisition Cost of $13. We'll use 56% of the proceeds to acquire new customers.

- *Inventory*
  40.5%
  This portion of the proceeds will to used for Cost of Goods Sold

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://yaeorganics.com/ (www.yaeorganics.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yae-organics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Yae! Organics, Inc.

[See attached]

YAE! ORGANICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Yae! Organics, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Yae! Organics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

June 24, 2021
Los Angeles, California

Yae! Organics, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	109,920	$	9,308
Accounts receivable		7,704		-
Notes receivable		49,828		47,224
Total current assets		**167,453**		**56,532**
Property and equipment, net		5,941		-
Total assets	**$**	**173,393**	**$**	**56,532**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Short-term debt, net		1,843		121
Total current liabilities		**1,843**		**121**
Total liabilities		**1,843**		**121**
STOCKHOLDERS EQUITY				
Common Stock		117,657		-
Retained earnings/(Accumulated Deficit)		53,893		56,411
Total stockholders' equity		**171,550**		**56,411**
Total liabilities and stockholders' equity	**$**	**173,393**	**$**	**56,532**

See accompanying notes to financial statements.

Yae! Organics, Inc.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 248,700	$ 76,483
Cost of goods sold	165,560	11,845
Gross profit	83,139	64,638
Operating expenses		
General and administrative	59,327	4,304
Sales and marketing	26,120	3,423
Total operating expenses	85,447	7,727
Operating income/(loss)	(2,308)	56,911
Interest expense	210	500
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(2,518)	56,411
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (2,518)**	**$ 56,411**

See accompanying notes to financial statements.

Yae! Organics, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

For Fiscal Year Ended December 31, 2020 and 2019

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance - December 31, 2018	**-**	**$ -**	**$ -**	**$ -**	**$ -**
Issuance of common stock	6,050,000	-	-	-	-
Net income/(loss)	-	-	-	56,411	56,411
Balance - December 31, 2019	6,050,000	$ -	$ -	$ 56,411	$ 56,411
Issuance of common stock	323,112	117,657	-	-	117,657
Net income/(loss)				(2,518)	(2,518)
Balance - December 31, 2020	**6,373,112**	**117,657**	**-**	**53,893**	**171,550**

See accompanying notes to financial statements.

Yae! Organics, Inc.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,518)	$	56,411
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		313		-
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		-		-
Accounts receivable		(7,704)		-
Other current liabilities		-		-
Net cash provided/(used) by operating activities		**(9,909)**		**56,411**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(6,253)		-
Net cash used in investing activities		**(6,253)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contributions		117,657		-
Proceeds from Line of credit, net		1,722		121
Proceeds from note receivables, net		(2,604)		(47,224)
Net cash provided/(used) by financing activities		**116,775**		**(47,103)**
Change in cash		100,613		9,308
Cash—beginning of year		9,308		-
Cash—end of year	**$**	**109,921**	**$**	**9,308**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	210	$	500
Cash paid during the year for income taxes	$	12,567	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities		-		-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Yae! Organics, Inc. was founded on February 21, 2019 in the state of California. The financial statements of Yae! Organics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Yae! Organics is a smart food company that sources, formulates, and packages juice powders. It provides functional supplements, snacks, and electronics to health-focused individuals that live an on-the-go lifestyle. Its products are produced using spray and freeze dry technologies which captures, and preserves, the nutrients of fresh juice. In turn, it offers these powders as raw juice powders, lemonade powders, protein powders, smoothie powders and snack bars. Its products save time, money and reduce waste. Yae! Organics is dedicated to making healthy juicing as easy and accessible as possible, inside out, without any compromises on quality.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash

flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is 5 years.

Income Taxes

Yae! Organic, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company earns revenues from the sale of its organic products.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 24, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide

supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables.

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery and equipment	$ 6,253	$ -
Property and Equipment, at Cost	6,253	-
Accumulated depreciation	(313)	-
Property and Equipment, Net	**$ 5,941**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $313 and $0 respectively.

5. DUE FROM SHAREHODERS

For the fiscal year ended December 31, 2020 and 2019 due from shareholders amounted to $49,828 and $47,224 respectively. Note receivables refer to loans from CEO and Co-founder Lorenzo Holley and Co-founder Robin Holley, with no terms and agreements put in place.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 10,000,000 shares of common shares with no par value. As of December 31, 2020, and December 31, 2019, 6,373,112 and 6,050,000 of common stock have been issued and outstanding respectively.

7. DEBT

During the years presented, the Company has entered into loans with merchant providers such as Paypal and Shopify. The merchants extend loans that are repaid directly from the sales collected at withholding rates of approximately

8%-12%. As at 31 December 2020 and 31 December 2019, loans amounted to $1,843 and $121 respectively. Due to the nature of the loans, they have been classified as current.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(751)	$	-
Valuation Allowance		751		-
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(751)	$	-
Valuation Allowance		751		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had net operating loss ("NOL") carryforwards of approximately $2,518. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

For the fiscal year ended December 31, 2020 and 2019 note receivables amounted to $49,828 and $47,224 respectively. Note receivables refer to loans from CEO and Co-founder Lorenzo Holley and Co-founder Robin Holley, with no terms and agreements put in place.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through June 24, 2021, the issuance date of these financial statements.

The Company is currently in the process of launching of Reg CF Crowdfunding campaign through StartEngine Capital, LLC.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Yae! Organics

Fuss Free Juicing


Yae! ORGANICS
FUSS-FREE,
CLEAN-EATING
Nutrition, Immunity
& Wellness for All
MATCHA GREEN TEA
CARROT

Website | Los Angeles, CA | FOOD & BEVERAGE

$0.00 raised

$106,788 previously crowdfunded

0 Investors	**$7.91M** Valuation
$1.24 Price per Share	**$499.72** Min. Investment
Common Shares Offered	**Equity** Offering Type
$535K Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Yae! Organics provides functional supplements and snacks derived from high quality fruits and vegetables, helping you meet your daily quotient of fruits and vegetables easily. We are changing the idea of "fast-food" with healthy, all-natural, nutrient-dense foods which can be grabbed on-the-go: Saving you time, money, and reducing waste. We call it fuss free juicing.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Yae! Organics boasts over $500K in lifetime sales, with a 225% growth from 2019 to 2020 alone.
- The healthy eating, snack bar, nutrition sector is projected to reach $722.49 billion by 2027 and the global nutraceutical market was valued at $382.51 billion in 2019, with an expected growth of 8.3% CAGR.
- Our products have been distributed by Walmart Marketplace, Burlington, and Grocery Outlet.

Fuss Free Juicing

We are completely redefining the concept of fast food, one step at a time.

Fast food traditionally implies unhealthy, unnatural, and processed foods. We've changed that criteria to include healthy, all-natural, nutrient-dense foods which can be grabbed on the go.

At Yae! Organics, we believe in using natural foods such as fruits and vegetables as the basis for good health.



THE PROBLEM

Most People Don't Have Time to Juice

Busy schedules and on-the-go lifestyles make it difficult for people to eat healthily. In fact, nine out of ten Americans fail to meet recommended doses of fruit and vegetables. And 19 million Americans live in food deserts (source).



9 out of 10
Americans fail to meet recommended doses of fruit and vegetables.

Source

Furthermore, with new dietary fads and supposed "superfoods" appearing every day, we believe finding **high-quality nutritional products** can be a challenge. We strive to change that and be the trusted source of healthy nutrients.

THE SOLUTION

Save Time. Save Money. Reduce Waste

We've developed organic juice powders and snacks as a simple, convenient, solution for nutrition on the go.

On top of that - we're investing in hi-tech solutions for fast delivery to food deserts, where fresh fruits and vegetables aren't as accessible.



"THE SIMPLE AND CONVENIENT SOLUTION FOR NUTRITION ON THE GO."

Beginning a health journey is easy, sticking to it is hard. We are developing an app that'll allow consumers to clearly define, track and commit to their health goals, all while collaborating with friends and family. Additionally, the app allows us to identify consumers living in food deserts, in order to provide healthy, all-natural plant-based options to those with limited access to fresh and nutritious foods.



DEFINE
TRACK
COMMIT
To Your Health Goals
Standard
More details
Add breakfast
Add lunch
Add dinner

**The above is a prototype of a future app. The app is still currently under development.*

THE MARKET

Taking space in a booming industry

The global nutraceutical market (source) size is projected to reach USD 722.49 billion by 2027 (source) - meaning a lot of people are craving healthy, nutritious food.


USD 722.49 BILLION
The projected global nutraceutical market size by 2027
DIGESTION+IMMUNITY CELERY LEMONADE
SWEET BEET JUICE POWDER

Source

On top of that - 19 million Americans live in food deserts, and so do 60% of our customers. Our top markets span across those spaces like New York, Georgia, California, Detroit, and Tennessee (source).


OUR TOP MARKETS INCLUDE FOOD DESERTS LIKE:

The global snacks market size was also valued at USD 439.9 billion in 2018 and is expected to grow at a compound annual growth rate (CAGR) of 6.2% from 2019 to 2025.


USD 439.9 BILLION
2018 Global Snacks Market.
Expected to grow at a CAGR of 6.2%
Yoe ORGANICS
REJUVENATING DEFENSE SHOT
TURMERIC GINGER LEMONADE

OUR TRACTION

We've Been Dedicated

To date, we've generated over **$500,000** in revenue, sold over **15,000** products, and had our merchandise sold in Walmart Marketplace, Burlington, and Grocery Outlet.

We've been manufacturing many of our products.


Generated Over
$500,000
In Revenue
Sold Over
15,000
Products
Product sold in...
Walmart Marketplace
Burlington
GROCERY OUTLET bargain market

Not to mention, we've also developed unique Superfood Energy Snack Bars, as we pivot into the **$20 Billion** Healthy Snack Market.


SUPERFOOD ENERGY
SNACK BARS

**The above image contains products that are not currently on the market and not available for general consumption.*

Flavors include delicious options such as OG Caramel Cake, Choco-Cinnamon Fudge Brownie, Lemon Cherry Drip Cake, and Irie Caribbean Coconut Cake. Our bars are packed with health benefits with nutrient-dense ingredients and superfoods to support your body's most important functions, ranging from digestion to immune health to balanced blood sugar and more. The bars are developed and market-ready. We're expecting to make them available during the 4th Quarter.


Yae
ORGANICS
16G
IRIE CARIBBEAN
COCONUT
CAKE
SUPERFOOD ENERGY BAR

WHAT WE DO

We Make Healthy Easy

We are a company dedicated to making healthy juicing easy and accessible - without any compromises on quality.

Our products are derived from high-quality fruits and vegetables - which are juiced and then dried into powders.

During the drying process the natural enzymes, minerals, vitamins, proteins, and nutrients, of the fresh juice, are preserved. Once the powders are rehydrated, the powders convert back into **fresh juice**.

We've also infused our snack bars with those same superfood powders - providing healthy servings of fruits and vegetables while snacking.


We make healthy juicing easy and accessible
Without any compromises on quality.

THE BUSINESS MODEL

Business with Purpose

Here's how we make money:

1. We source and manufacture high-quality juice powders and snacks.
2. We then deliver our packaged goods primarily to digital consumers.
3. We acquire customers using a combination of targeted digital advertising, metrics, and Influencer partnerships.


Source and manufacture high quality juice powders and snacks.
Deliver packaged goods primarily to digital consumers
Acquire Customers through targeted digital marketing,metrics, and influencer partnerships
SWEET BEET
MATCHA GREEN TEA
CARROT
WHEATGRASS
ACAI BERRY
GINGER

Not to mention, When you purchase a Yae! Organic product - you're ultimately contributing to the alleviation of poverty around the world.

That's because we're allocating a percentage of our sales to empower minority underprivileged youth. Our Yae! **Business with Purpose** Initiative supports foundations with funding for enhanced nutrition, agriculture, education, literacy, leadership, entrepreneurship, and self-confidence programs.

We're committed to our role in the ecosystem that changes the world.

HOW WE ARE DIFFERENT

Making Healthy, Affordable, Global Impact

There are companies that make juice powders, and snacks, but they also use fillers and compromise on quality.

Most of our competitors are inorganic and have adopted a mandatory subscription-based business model- which can make their products 200% more expensive.

We offer functional, unique blends, at competitive prices - on a mission to help global food accessibility while we're at it.


functional, unique blends
CARROT
JUICE POWDER
at competitive prices



THE VISION

A Bright Future

In five years, we see ourselves aligned with our mission to make healthy juicing and nutrition convenient without compromising quality.

We anticipate our business will be vertically integrated - incorporating food science and technology for more sustainable production.

This includes:

- **Building** vertical farms-using AI operated machinery, and manufacturing facilities in urban communities- creating not just jobs but thousands of careers.
- **Diversifying** our product line ranging from plant-based supplements, snacks, cereals, beverages, ice creams, and even plant-based meat alternatives.
- **Targeting** Food Desert Markets in New Orleans, Chicago, Tennessee, Atlanta, Minneapolis, San Francisco, Detroit, New York, and Camden NJ.
- **Developing** and launching our Yae! Everyday App
- **Leading** as a global brand with millions of loyal customers around the world.


Building vertical farms-using AI operated machinery
Diversifying our product line.
TASTY GREENS
Targeting Food Desert Markets
Developing and launching our Yae! Everyday App
Leading as a global brand

Ultimately, Yae! will be a community. When the average consumer thinks of high quality fruits and vegetables in a convenient form - they'll think of us.

OUR TEAM

Health and nourishment brought by an experienced, passionate team

At Yae! Organics, we have brought together a diverse group of industry veterans. We have diverse backgrounds and experience farming, managing multi-billion dollar budgets, working with powerhouse beauty companies, and managing research teams of PhDs. Together, we built a company around 5 key elements: Customer Obsession, Research & Development, Brand Awareness, Distribution, and Cash Flow.


Lorenzo Holley
Founder
Dr. Sany Seifi
Sr. Formulator
Anita Tejani
Nutrition Science Consultant
Rick Collect
Production Compliance & QA Advisor
Mike Franco
Supply Chain Manager
Nick Ernst
Ads Manager
Bennett Johnson
Financial Advisor
Sunny Patel
Financial Advisor

Our founder **Lorenzo Holley** has a passion for farming, nutrition, and product development. He's spent the last 5 years studying the formulation process and is enthusiastic about product innovation.

Dr. **Sany Seifi** (Sr. Formulator) compliments his passion with her knowledge of Natural Medicine and R&D. **Anita Tejani** (Nutrition Science Consultant) assures our products are functional, and **Rick Collect** (Production Compliance & Quality Assurance Advisor) assures we're following regulatory guidelines.

As a CPG company, we're constantly sourcing materials, **Mike Franco** (Supply Chain Manager) is an expert at that. It's not enough to just have high-quality products in a competitive space, we need to be sure our products resonate with our target consumers.

Our business is primarily direct to consumers. **Nick Ernst** (Ads Manager) manages our digital marketing team (5 managers) monitoring KPIs.

Bennett Johnson and **Sunny Patel** (Financial Advisors) are consistently monitoring our financials, offering strategies to increase profits.

WHY INVEST

Building a Healthier World


Over 295 million
Americans lack the
foundation for good
dietary health.

As simple as this concept sounds, only 1 in 10 Americans are currently eating enough fruits and vegetables, according to the CDC (source).

That's over 295 million Americans that are lacking when it comes to setting the foundation for good dietary health (source).

By merging natural foods with scientific research and technology - **we believe we can help resolve this problem**.

By substituting unhealthy fast foods for Yae! Organics health-focused products, we can contribute to a healthier population and reduced rates of obesity, metabolic syndrome, and other chronic illnesses.

Over time, these simple food swaps can have an immense impact and even contribute to saving lives. Come join us on our mission.


We believe we can
help resolve this
problem.

Meet Our Team



Lorenzo Holley

Founder and Chief Executive Officer

Mr. Holley grew up in New York City but has deep roots in farming; having been raised in a third-generation farming family from North Carolina. He has over 15 years of operating experience and is an expert at research & development and team building. Graduated from Kingsborough College Graduate School of Business

Lorenzo works with the company full time.



Dr.Sany Seifi

Sr. Formulator

Dr. Sany Ph.D DNM, B Pharm and graduate of Canadian College of Naturopathic Medicine.Responsible for new product formulation and troubleshooting of existing product formulation and procedures in production. Manages product life cycle from inception and to shelf life for new and revised products.



Anita Tejani

Nutrition Science Consultant

Anita Tee is a nutritional scientist and biologist carrying a Master of Science in Personalized Nutrition and a Bachelor of Science focused in Human Biology. She has spent her career devoted to researching and attenuating chronic illnesses and public health crises such as obesity and metabolic syndrome. Her focus is on a scientifically backed natural approach to health care, however, her combination of education gives her the unique advantage of understanding both holistic and mainstream medical approaches at an advanced level.



Nick Ernst

Ad Operations

15+ Years of digital marketing experience across multiple industries with a focus in paid search, paid social, SEO, tracking and analytics and conversion rate optimization. Nick has worked with many e-commerce clients to help increase online sales across Amazon, Shopify, Magento, and various other e-commerce platforms.

Bachelors Business Management University of Phoenix



Rick Collett

Production Compliance & Quality Assurance Advisor

In 2003 Collett formed "West Pack Industries LLC" a USDA SQF Organic Certified co-packing plant. Clients included: Mars Foods Seeds of Change and Uncle Ben's, Smuckers, Cumberland Packing Sugar in the Raw to name a few. Founder of Wisconsin American Indian Owned "Chemical Procurement, Inc." Collett and his team of PH.D. chemists began to produce industrial chemical formulations and work as a co-packer. Collett Produced under MBE contract for Aqua-Chem desalination chemical support for worldwide sales.



Bennett J. Johnson III

Financial Advisor

Over his twenty-year career in finance and operations, Mr. Johnson III has dealt with complex credit and fixed income derivatives, collateralized debt, and unique valuation models. Previously, Bennett served as the City of Chicago's Budget Director in the Office of Budget and Management (OBM). As Budget Director, Bennett was responsible for preparing and executing the City's annual $6 billion operating budget and the $8 billion capital budget for over 40 departments with more than 35,000 employees. Bennett received his master's degree in Industrial Relations and Personnel Management from the London School of Economics.



Sunny Patel

Financial Advisor

Sunny Patel is the Founder and Managing Partner of Amber Consulting. He's Strategic Advisor for NewChip Startup Accelerator. Prior to Amber Consulting, Sunny worked as an M&A Investment Banker at a large multinational bank on Wall Street. He holds Bloomberg Debt & Equity Certifications and FINRA Series 62, 63, and 79 Licenses and received a BA in Finance and Accounting from DePaul University.



Oleg Okhremchuk

Senior Web Developer

Oleg has 8 years of experience in developing websites and applications and has a Masters in Computer Science and Artificial Intelligence. He is currently leading the development of our "Yae! Everyday Nutrition" Smart App.



Mike Franco

Supply Chain Manager

Mike is an expert in Supply Chain Management. It's not enough to just have high quality products in a competitive space, we need to be sure our products resonate with our target consumer.

Offering Summary

Company	Yae! Organics, Inc.
Corporate Address	12655 W Jefferson Blvd, Los Angeles, CA 90066
Offering Minimum	$9,999.36
Offering Maximum	$534,999.24
Minimum Investment Amount (per investor)	$499.72

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,064
Maximum Number of Shares Offered	431,451
Price per Share	$1.24
Pre-Money Valuation	$7,908,858.88

Time-Based Perks

Friends and Family Early Bird Bonus

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based Perks

$1,000 | Tier 1

Invest $1,000 and receive 5% LIFETIME discount + 3% bonus shares.

$2,500 | Tier 2

Invest $2,500 and receive 5% LIFETIME discount + 5% bonus shares + All-Out custom juice powder kit.

$5,000 | Tier 3

Invest $5,000 and receive 10% LIFETIME discount + 7% bonus shares + All-Out custom juice powder kit.

$10,000 | Tier 4

Invest $10,000 and receive 15% LIFETIME discount on products + 10% bonus shares + Yae! Everyday Family Box.

$20,000 | Tier 5

Invest $25,000 and receive 15% bonus shares + one-on-one call with the Founding Team + Yae! Everyday Family Box.

The 10% StartEngine Owners' Bonus*

Yae! Organics, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.24 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $124.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

**All perks occur when the offering is completed.*

***Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

From the beginning, my mission with Yae! Organics has been juicing and nutrition convenient, without compromising quality.

I'm originally from Brooklyn New York, but during the summers my family used to travel to my family's farm in North Carolina. During that time I learned all about organic farming and what makes quality food. Then during my senior year in high school, my mom had a life-threatening illness that left her unable to walk or talk or eat solid foods. So during her recovery process, my dad and I decided to start making fresh juices for her and that's really what gave me an appreciation for health and wellness that still guides me today. once my mom started juicing I started juicing as well. But as I began to travel and work more it became harder to stick to that regimen. I looked for a solution but so often I found there were products that were filled with artificial additives and preservatives and inorganic ingredients. That's when the green light went off that maybe I could create something that'll help others. I decided to do my own research and I developed the organic wheatgrass powder as a simple convenient high-quality solution for nutrition on the go. All you had to do was add water. I made it using locally sourced materials and started to sell it at farmers' markets and so Yae! Organics was born.

Since the farmer's market, we've grown tremendously. We have over 15,000 loyal customers and 18 different juice powders including wheatgrass. beet, celery lemonade, and superfood energy snack bars releasing in the next few months in one package for the whole entire month. I'm very excited to see the company grow and we're looking forward to more investors joining our family.

Today we're manufacturing many of our own products but ultimately our goal is to control the entire supply chain. We're looking to invest in vertical farming which is indoor farming. it allows us to grow our ingredients in inner cities providing jobs and opportunities but also is a sustainable way of growing fruits and vegetables. When I read the reviews that we get from customers telling us how much the products have really helped them live a healthier lifestyle that really keeps me going every day so we've created an app to help our customers track their nutrition journeys. Starting on your health journey is easy but sticking to it is hard so we provide fuss-free juicing because living life doesn't mean we can't live healthily.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Yae! Organics

TTW Campaign live from 4/20/21 1:42PM PST - 4/27/21 3:17PM PST.


FUSS-FREE,
CLEAN-EATING

Rewards

Reasons to Invest



Meet Our Team



Offering Summary

Company	Yae! Organics, Inc.
Corporate Address	[illegible]
Offering Minimum	[illegible]
Offering Maximum	[illegible]
Minimum Investment Amount (per investor)	[illegible]

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	[illegible]
Maximum Number of Shares Offered	[illegible]
Price per Share	[illegible]
Pre-Money Valuation	[illegible]

Updates

Comments



become an
INVESTOR
Do you love living a healthy lifestyle? What if you could inspire others to do the same? Now, you can own part of a company that contributes to good health! For as little as $500, you can join our crowdfunding campaign and help the world to become happier and healthier.
Yae! ORGANICS
HYDRATION + ELECTROLYTES
COCONUT WATER POWDER
Promotes energy and vitality
Optimal Hydration
Promotes muscle recovery
0 ADDED SUGAR
40 Servings
16G
IRIE CARIBBEAN
COCONUT CAKE
SUPERFOOD ENERGY BAR
WITH CASHEWS & ALMONDS

Yae ORGANICS



A Message from our CEO

This year, **Yae Organics** has had a strong start. We've opened dialog with many well-known retailers such as Costco, Whole Foods, Target, Walgreens, Albertsons, and Ralphs.

As you can imagine, there are thousands of retailers competing for shelf space. Many retailers have suggested we apply for a Minority Business Enterprise (MBE) Certification, which would put us at the top of their list and give our company the dramatic competitive edge we're looking for. We have applied for the MBE and our application is currently under review. We expect to receive full certification within the next 6-8 weeks.

Our efforts have been prosperous - however, every company's growth is escorted by its challenges. Currently, one of our major challenges is keeping up with production demand. Although this is a problem that demonstrates our strong growth capacity and potential as a company, it is important we address this issue while we have momentum.

For example, **Burlington placed their first test order and sold out within 30 days.** They've decided to increase their second order by 400%. Additionally, we are expecting purchase orders from the aforementioned large-scale retailers. These prospective orders will require a drastically higher production capacity.

We are planning to move into a larger facility that will allow us to increase production substantially, in order to fulfill the current demand and grant us the capacity to grow our business to its potential.

Additionally, we are contracting co-packers to manufacture some of our products for us. However, this will significantly decrease our profit margin and impact our delivery timeline. Co-packers have other clients and often require companies to wait in line. In fact, it is not uncommon for a co-packer to take 3 months or more to deliver. With Covid-19, lead times can be much longer. For these reasons, it is important for us to take full control of our manufacturing process.

We're preparing for a second raise ($535,000) which would specifically focus on increasing our production capacity, sales, and marketing reach. Ultimately, we believe we will raise an additional $1M this round, however according to SEC guidelines $535,000 is our cap. Once our goal is reached, we plan to extend it to $1M.

If you haven't already reserved your shares for Round 2, click the link below. Additionally, if you are an accredited investor and would like to participate in this opportunity, click the link below to become a part of our fast-growing company.

RESERVE NOW

Lorenzo Holley
CEO
Yae Organics

Yae ORGANICS


become an
INVESTOR
Do you love living a healthy lifestyle? What if you could inspire others to do the same? Now, you can own part of a company that contributes to good health! For as little as $500, you can join our crowdfunding campaign and help the world to become happier and healthier.
Yoe ORGANICS
DIGESTION+IMMUNITY
CELERY LEMONADE
TASTY GREENS
DRIP CAKE


Yoe ORGANICS
THE OG
CARAMEL CAKE
SUPERFOOD ENERGY BAR
Yoe ORGANICS
COCONUT CAKE
SUPERFOOD ENERGY BAR
become an
INVESTOR
Do you love living a healthy lifestyle? What if you could inspire others to do the same? Now, you can own part of a company that contributes to good health! For as little as $500, you can join our crowdfunding campaign and help the world to become happier and healthier.
Yoe ORGANICS
Yoe ORGANICS
Yoe ORGANICS